Corning Incorporated	t 607-974-9000
One Riverfront Plaza Corning, NY 14831	www.corning.com

March 12, 2026

VIA EDGAR CORRESPONDENCE

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Corning Incorporated

Form 10-Q for the Period Ended March 31, 2025

Filed May 2, 2025

File No. 001-03247

Dear Ms. Gilmore and Mr. Woody:

As previously discussed, we wish to accept the Staff’s offer, made during our most recent discussion on February 26, 2026, for us to discuss these comments further with the Staff prior to our next written response. We therefore request an extension of time to respond to your most recent comment letter and an opportunity to have such a discussion.

Please feel free to call me at (607) 974-5843 if you have any questions regarding this matter.

Sincerely,

/s/ Edward Schlesinger

Edward Schlesinger Chief Financial Officer